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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-05551                                                             July 31, 1999
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      AmSouth Mutual Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      3435, Stelzer Road, Columbus, Ohio 43219
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                      [PRICEWATERHOUSECOOPERS LETTERHEAD]



INDEPENDENT ACCOUNTANTS' REPORT


To the Trustees of the AmSouth Mutual Funds


We have examined management's assertion about the AmSouth Mutual Funds' (the Funds') (comprising the Equity Income Fund, the Equity Fund, the Enhanced Market Fund, the Capital Growth Fund, the Select Equity Fund, the Regional Equity Fund, the Small Cap Fund, the Balanced Fund, the Limited Maturity Fund, the Government Income Fund, the Bond Fund, the Municipal Bond Fund, the Florida Tax-Free Fund, the U.S. Treasury Fund, the Prime Obligations Fund, the Institutional Prime Obligation Fund, and the Tax-Exempt Fund) compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 1999, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the AmSouth Mutual Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the AmSouth Mutual Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1999, with respect to the securities of the AmSouth Mutual Funds:

     o    Count and inspect all securities located in the vault of AmSouth Bank;

     o Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Atlanta, Depository Trust Company, or Chase Bank;

     o Confirmation, or other procedures as we consider necessary, of all securities out for transfer with brokers;

     o Confirmation, or other procedures as we deemed necessary, of all mutual fund investments with transfer agents;

     o Confirmation, or other procedures we deemed necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with AmSouth Bank's records; and
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                      [PRICEWATERHOUSECOOPERS LETTERHEAD]



     o Reconciliation of all such securities to the books and records of the AmSouth Mutual Funds and AmSouth Bank.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the AmSouth Mutual Funds' compliance with specified requirements.

In our opinion, management's assertion that the AmSouth Mutual Funds were in compliance with the above-mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1999, except for non-compliance as described in management's report, is fairly stated, in all material respects.

This report is intended for the information and use of management of the AmSouth Mutual Funds and the Securities and Exchange Commission and should not be used for any other purpose.

/s/ PricewaterhouseCoopers LLP

September 10, 1999

       MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                     OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the AmSouth Mutual Funds (the Funds) (comprising the U.S. Treasury Fund, the Prime Obligations Fund, the Tax Exempt Fund, the Bond Fund, the Limited Maturity Fund, the Government Income Fund, the Florida Tax-Free Fund, the Equity Fund, the Regional Equity Fund, the Balanced Fund, Municipal Bond Fund, the Capital Growth Fund, the Equity Income Fund, the Small Cap Fund, the Select Equity Fund, the Enhanced Market Fund, and the Institutional Prime Obligation Fund) are responsible for complying with the requirements of Rule 17f-2, "Custody of Investments by Registered Management Investments Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control over compliance with Rule 17f-2 requirements.

We assert that the Funds were in compliance with the requirements of subsection
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1999 with respect to securities reflected in the investment account of the AmSouth Mutual Funds, except for the following: the custody records for the Florida Tax-Free Fund reflects its ownership of 1,700 shares of the Tax Exempt Fund which are not reflected as outstanding shares in the transfer agent records maintained for the Tax Exempt Fund.



AmSouth Mutual Funds